# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Vizsla Silver Corp., CIK 0001796073
CUSIP: 92859G608
Title of class of securities: Common Shares, no par value
Address of issuer's principal executive offices: Suite 1723, 595 Burrard Street, Vancouver, British Columbia Canada (A1), V7X 1J1
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000919574-25-004901
Filed by CIK 0001512920

## Reporting persons
- Sprott Inc.: type of reporting person: parent holding company or control person (HC), corporation (CO); citizenship or place of organization: Ontario Canada (A6); does not affirm membership in a group (box b); sole voting power 0; shared voting power 17,068,053; sole dispositive power 0; shared dispositive power 17,068,053; aggregate amount beneficially owned 17,068,053 (4.9% of the class)
- Sprott Asset Management USA, Inc.: type of reporting person: investment adviser (IA), corporation (CO); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 17,068,053; sole dispositive power 0; shared dispositive power 17,068,053; aggregate amount beneficially owned 17,068,053 (4.9% of the class)

## Item 1. Issuer
Name of issuer: Vizsla Silver Corp.
Address of issuer's principal executive offices: Suite 1723, 595 Burrard Street, Vancouver, British Columbia, V7X 1J1 Canada

## Item 2. Person Filing
Name of person filing:
Sprott Inc.
Sprott Asset Management USA Inc.
Address of principal business office or, if none, residence:
Sprott Inc.
Royal Bank Plaza, South Tower
200 Bay Street, Suite 2600
Toronto, ON M5J 2J1
Canada

Sprott Asset Management USA Inc.
320 Post Road, Suite 200
Darien, CT 06820
United States of America
Citizenship:
Sprott Inc. - Other - Toronto, Canada
Sprott Asset Management USA Inc. - Other - California

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
Sprott Inc. - 17,068,053
Sprott Asset Management USA Inc. - 17,068,053
Percent of class:
Sprott Inc. - 4.9%
Sprott Asset Management USA Inc. - 4.9%
Sole power to vote or to direct the vote:
Sprott Inc. - 0
Sprott Asset Management USA Inc. - 0
Shared power to vote or to direct the vote:
Sprott Inc. - 17,068,053
Sprott Asset Management USA Inc. - 17,068,053
Sole power to dispose or to direct the disposition:
Sprott Inc. - 0
Sprott Asset Management USA Inc. - 0
Shared power to dispose or to direct the disposition:
Sprott Inc. - 17,068,053
Sprott Asset Management USA Inc. - 17,068,053

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: All of the securities reported in this Schedule 13G Amendment No. 3 are directly owned by advisory clients of Sprott Asset Management USA Inc., a subsidiary of Sprott Inc. None of those advisory clients may be deemed to beneficially own more than 5% of the Common Shares, no par value.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Please see Exhibit B attached hereto.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit A - Joint Filing Agreement
Exhibit B - Control Person Identification

## Signatures
- Sprott Inc.: /s/ Thomas Ulrich, Thomas Ulrich, Authorized Person (05/15/2026)
- Sprott Asset Management USA, Inc.: /s/ Thomas Ulrich, Thomas Ulrich, Authorized Person (05/15/2026)